Filed by Anzu Special Acquisition Corp I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Anzu Special Acquisition Corp I

Commission File No.: 001-40133

Date: August 24, 2023

Envoy Medical Appoints David R. Wells as Chief Financial Officer

Adds Experienced Financial and Equity Capital Markets Leader as Company Readies for Nasdaq Listing

WHITE BEAR LAKE, Minnesota – August 24, 2023 – Envoy Medical® Corporation, a hearing health company, today announced the appointment of industry veteran David R. Wells as Chief Financial Officer. With more than 35 years of experience in corporate finance, the last 18 as CFO of publicly traded companies, Mr. Wells brings a wealth of experience to Envoy Medical, including public offerings and equity capital markets leadership.

Envoy Medical is set to merge with Anzu Special Acquisition Corp I (“Anzu”) (NASDAQ: “ANZU,” “ANZUU” and “ANZUWS”) in a transaction expected to close in September 2023.

“I am excited to join the Envoy Medical team and look forward to leveraging my experience as we ready for our Nasdaq listing through our merger with Anzu’s special purpose acquisition vehicle,” said Wells. “Envoy Medical’s incredible team has developed what I believe is a game-changing technology for a growing population who can benefit from cochlear implants. I look forward to providing a strong financial foundation as a publicly traded company while the team brings this important new technology through the clinical process towards anticipated regulatory approval.”

Brent Lucas, Chief Executive Officer of Envoy Medical since 2015, stated, “We continue to be driven by the prospect of improving people’s lives. We believe we have the fully implanted cochlear implant option hearing loss sufferers have wanted for decades. We are energized by the possibility bringing paradigm-shifting innovation to this multi-billion-dollar market. This is a critical time in the growth of our company, and David brings public company financial management experience as we prepare to enter this exciting new chapter as a Nasdaq listed company. We are thrilled to have his stewardship.”

Wells was previously CFO of ENDRA Life Sciences, a Nasdaq-listed company and developer of ultrasound technologies, where he led more than $55 million in equity capital raise activities for the company. He was also CFO of Sionix, a publicly traded provider of mobile water treatment systems, as well as Voyant Technologies and PowerHouse Technologies Group. In addition to his experience as a senior financial manager, Wells has founded and grown two companies in the bookkeeping, financial reporting and compliance fields and advised on more than 15 reverse mergers. He holds an MBA from Pepperdine University and a bachelor’s in finance and entrepreneurship from Seattle Pacific University.

About Envoy Medical Corporation

Envoy Medical Corporation, headquartered in White Bear Lake, Minnesota, is a privately held hearing health company focused on providing innovative medical technologies across the hearing loss spectrum. Envoy Medical’s technologies are designed to shift the paradigm within the hearing industry and bring both providers and patients the hearing devices they desire.

Envoy Medical is dedicated to pushing hearing technology beyond the status quo to provide patients with improved access, usability, independence and ultimately quality of life.

About the Fully Implanted Acclaim® Cochlear Implant

We believe the fully implanted Acclaim® Cochlear Implant is a first-of-its-kind cochlear implant. Envoy Medical’s fully implanted technology includes a sensor designed to leverage the natural anatomy of the ear instead of a microphone to capture sound.

The Acclaim is designed to address severe to profound sensorineural hearing loss that is not adequately addressed by hearing aids. The Acclaim will only be indicated for adults who have been deemed adequate candidates by a qualified physician.

The Acclaim Cochlear Implant received the Breakthrough Device Designation from the U.S. Food and Drug Administration (FDA) in 2019. We believe the Acclaim was the first hearing-focused device to receive Breakthrough Device Designation and may still be the only hearing focused medical technology to receive the designation.

CAUTION The fully implanted Acclaim Cochlear Implant is an investigational device. Limited by United States law to investigational use.

Important safety information for the Esteem can be found at: https://www.envoymedical.com/safety-information.

About Anzu Special Acquisition Corp I

Anzu is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination.

Forward-Looking Statements

This press release includes “forward-looking statements” regarding Envoy Medical, Anzu and the proposed business combination (the “Business Combination”). Forward-Looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this press release reflect Envoy Medical’s and Anzu’s current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause actual results to differ significantly from those expressed in any forward-looking statement. Neither Envoy Medical nor Anzu guarantees that the transactions and events described will happen as described (or that they will happen at all). In particular, there can be no assurance that the Business Combination will close in a timely manner or at all. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination; the outcome of any legal proceedings that may be instituted against Envoy Medical or Anzu, the post-combination company or others; the amount of redemptions by Anzu’s public stockholders in connection with the Business Combination; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of Envoy or Anzu or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Envoy Medical as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the post-combination company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; Envoy Medical’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; changes in the competitive environment affecting Envoy Medical or its customers, including Envoy’s inability to introduce new products or technologies; the impact of pricing pressure and erosion; supply chain risks; risks to Envoy Medical’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Envoy Medical; the possibility that Envoy Medical or Anzu may be adversely affected by other economic, business and/or competitive factors; Envoy Medical’s estimates of its financial performance; and other risks and uncertainties set forth in the section entitled “Risk Factors” in Anzu’s registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). If any of these risks materialize or Envoy Medical’s or Anzu’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. While forward-looking statements reflect Envoy Medical’s and Anzu’s good faith beliefs, they are not guarantees of future performance. Envoy Medical and Anzu disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this press release, except as required by applicable law. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to Envoy Medical and Anzu.

Additional Information and Where to Find It

In connection with the Business Combination, Anzu has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) containing a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to Anzu’s stockholders in connection with Anzu’s solicitation of proxies for the vote by Anzu’s stockholders with respect to the Business Combination and other matters described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in connection with the Business Combination and the exchange offer described therein. After the Registration Statement has been declared effective, the Company will mail a copy of the definitive proxy statement/prospectus to its stockholders as of a record date to be established for voting on the Business Combination and other matters described in the Registration Statement. This document is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Anzu will send to its stockholders in connection with the Business Combination. Investors and security holders are urged to read the preliminary proxy statement/prospectus in connection with Anzu’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) and, when available, the definitive proxy statement/prospectus because the proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination.

Copies of the Registration Statement, the definitive proxy statement/prospectus and other documents filed by Anzu or Envoy Medical with the SEC may be obtained, once available, free of charge at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.

Participants in the Solicitation

Anzu, Envoy Medical and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Anzu’s stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Anzu’s stockholders in connection with the Business Combination and a description of their direct and indirect interests are contained in the Registration Statement. Information regarding Anzu’s directors and executive officers can be found in its Annual Report on Form 10-K filed with the SEC on April 3, 2023. These documents can be obtained free of charge at the SEC’s website at www.sec.gov.

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